

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 1, 2011

Mr. Anthony Tripodo
Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East
Suite 400
Houston, Texas 77060

>   **Re: Helix Energy Solutions Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 1-32936**

Dear Mr. Tripodo:

    We have completed our review of your Form 10-K and have no further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director